Exhibit 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS *

	IFRS	IFRS	IFRS	IFRS	IFRS
	2010	2011	2012	2013	2014
Total interest expense from the banking operations	55,011	51,200	48,119	39,693	35,859
Other interest expenses	183	380	464	461	—
Interest credited on investment contracts and universal life-type contracts (FAS 97)	353	339	492	193	—

Total interest expense	55,547	51,919	49,075	40,347	35,859
Capitalized interest during construction	0	—	—	—	—
Total Charges	55,547	51,919	49,075	40,347	35,859
Dividend in preference shares	—	—	—	—	—
Dividend in preference shares - TIER1 capital	—	—	—	—	—
Total Charges inclusive Dividend in preference shares	55,547	51,919	49,075	40,347	35,859
Pre tax profit	3,053	5,076	3,385	5,973	3,361
Total interest expense	55,547	51,919	49,075	40,347	35,859
Losses from investments accounted under the equity method 1)	(30)	(33)	(157)	(246)	—
Total	58,570	56,962	52,136	46,014	39,220
Earnings to Fixed Charges:
Including Interest on Deposits	1.05	1.10	1.06	1.14	1.09
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	1.05	1.10	1.06	1.14	1.09

*	the figures over 2013 and 2012 are restated